Mail Stop 4561

July 21, 2008

Mark DeFoor, President and CEO
Title Starts Online, Inc.
7007 College Boulevard, Suite 270
Overland Park, KS 66211

      Re: Title Starts Online, Inc.
              Second Amended Registration Statement on Form S-1
              Filed July 1, 2008
              File No. 333-149036

Dear Mr. DeFoor:

We have reviewed the above-captioned filing and your responses to our letter dated June 3, 2008, and have the following comments.

General

1. We note your response to our prior comment 1 in which asked you to consider how your ability to extend the offering was consistent with Rule 10b-9 of the Securities Exchange Act of 1934. In revising your registration statement to provide that the offering period will expire on September 30, 2008, it does not appear that you made a necessary conforming change to the outside front cover page of the prospectus, which states that the offering period will "continue, unless extended or terminated, until 5:00 P.M. Local Time on September 30, 2008." Please revise your disclosure so that it is consistent with the terms of your offering.

Description of Business, page 18

2. We note your response to our prior comment 10 in which we asked you to clearly describe the stage of development of your products and applications. Please expand your disclosure to discuss when you expect to begin marketing products or services that would be capable of generating revenues.

Management's Discussion and Analysis or Plan of Operation, page 21

Liquidity and Capital Resources, page 21

3.   We note your response to our prior comment 12 in which we asked you to
        expand this section to disclose your viable plan to eliminate the uncertainty as to
        whether you will be able to continue as a going concern. As we initially
        requested, please state the current rate at which you are using capital in operations
        and indicate whether the rate at which cash has been used in operations in the
        recent periods is consistent with your expectations regarding capital requirements
        during the next 12 months. Explain any known future trend or any known events
        that will cause your future capital requirements to vary from historical ones.

Certain Relationships and Related Party Transactions, page 22

4.   We note your response to our prior comment 13 in which we asked you to expand
        your disclosure regarding a potential loan from Mr. DeFoor. Your revised
        disclosure indicates that Mr. DeFoor has made a "firm commitment to loan up to
        $25,000 . . . as needed to aid development and start-up . . . if a critical need arises
        for the expenditure of funds prior to Closing." Expand your disclosure to discuss
        whether it is possible that Mr. DeFoor will not extend you the loan, any potential
        conditions to the loan, whether the amount of the possible loan may increase or
        decrease, and whether your failure to obtain the loan could impact your ability to
        continue as a going concern. In addition, please clarify what you mean by the
        term "firm commitment." If there is a written agreement evidencing this
        commitment, please file the agreement as an exhibit, or explain why you believe
        Item 601(b)(10) of Regulation S-K does not require you to do so. If there is no
        written agreement evidencing this commitment, revise your disclosure to address
        possible enforceability issues under applicable state law.

Financial Statements, page 25

5.   We note your statement that you have incorporated your financial statements by
        reference to your first amended registration statement on Form S-1/A filed on
        May 5, 2008. You do not appear eligible to incorporate this information by
        reference. See General Instruction VII to Form S-1. Please include your
        financial statements in your third amended registration statement.

                            *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as
those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (312) 454-0261
        Bartly J. Loethen, Esq.